Exhibit 21.1

List of Subsidiaries of PubCo after Consummation of Business Combination

Wholly owned subsidiaries of the PubCo	Place of Incorporation
Horizon Space Acquisition II Corp.	Cayman Islands
SL BIO Ltd.	Cayman Islands
SL Bio Co., Ltd.	Republic of China